Condensed Interim Consolidated Financial Statements

(Unaudited)

For the Twelve Months Ended

December 31, 2022

(Expressed in Canadian Dollars)

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-102 Continuous Disclosure Obligations of The Canadian Securities Administrators we hereby give notice that our condensed interim consolidated financial statements for the twelve months ended December 31, 2022, which follow this notice, have not been reviewed by an auditor.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian Dollars) (Unaudited)

	December 31, 2022 ($)	December 31, 2021 ($)
Assets
Current assets
Cash	1,036,295	579,508
Receivables (note 4)	225,259	79,036
Prepaid expenses	373,797	103,931
Assets held for spin-out (note 3)	-	40,052,477
	1,635,351	40,814,952
Non-current assets
Restricted cash equivalents	92,000	34,500
Equipment (note 6)	579,728	41,035
Exploration and evaluation assets (note 8)	81,471,905	21,134,876
Buildings and structures (note 7)	637,902	-
Land (note 5)	3,724,577	-
Reclamation deposits	-	21,055
Total assets	88,141,463	62,046,418

Liabilities And Equity
Current liabilities
Accounts payable and accrued liabilities (note 11 and 19)	3,478,730	2,502,139
Promissory note (note 12)	340,262	-
Liabilities associated with assets held for spin-out (note 3)	-	6,816,407
	3,818,992	9,318,546
Non-current liabilities
Provision for closure and reclamation	2,037,731	2,037,731
Promissory note (note 12)	3,714,347	-
Total liabilities	9,571,070	11,356,277

Equity
Share capital (note 13)	216,955,668	214,790,904
Reserves (note 13)	12,066,881	26,335,247
Deficit	(198,895,856)	(191,935,861)
Equity attributable to shareholders	30,126,693	49,190,290
Equity attributable to non-controlling interests (note 14)	48,443,700	1,499,851
Total equity	78,570,393	50,690,141
Total liabilities and equity	88,141,463	62,046,418

Nature of Operations and Going Concern (note 1)
Subsequent Events (note 21)

Approved by the Board of Directors

"John Lee"	"Greg Hall"
John Lee - Director	Greg Hall - Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Operations and Comprehensive Loss (Expressed in Canadian Dollars) (Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31, 2022 ($)	December 31, 2021 ($)	December 31, 2022 ($)	December 31, 2021 ($)
General and Administrative Expenses
Amortization and accretion (note 6 and 7)	84,352	868	151,289	22,062
Advertising and promotion	-	111,871	726,977	559,183
Consulting and management fees (note 19)	243,285	280,473	995,445	848,146
Director fees (note 19)	151,185	21,000	285,667	119,801
Insurance	46,932	19,753	159,172	86,012
Office and administration	294,377	106,413	482,049	196,797
Professional fees	305,921	366,717	1,361,893	631,478
Salaries and benefits (note 19)	701,393	207,201	1,442,825	613,007
Share-based payments (note 13)	659,797	243,328	2,178,891	583,801
Stock exchange and shareholder services	68,615	193,143	387,253	315,371
Travel and accommodation	45,909	18,297	206,674	25,013
	(2,601,766)	(1,569,064)	(8,378,135)	(4,000,671)
Other items
Government grant	19,555	-	31,743	-
Finance expense (note 12)	(52,564)	-	(150,618)	-
Other income	347,658	50,906	237,933	50,906
Foreign exchange gain (loss)	368,340	(78,573)	(194,451)	349,983
Loss from sale of marketable securities	-	-	-	(220,821)
Recovery of flow through liability (note 10)	-	-	132,224	-
Loss on debt settlement (note 8)	-	-	(2,146,747)	-
Impairment of royalty interests (note 9)	-	-	(932,843)	-
Impairment of exploration and evaluation assets (note 8)	-	(1,278,817)	-	(1,278,817)
Costs in excess of recovered coal	-	(1,567,919)	-	(1,730,294)
Net loss for the period	(1,918,777)	(4,443,467)	(11,400,894)	(6,829,714)

Other comprehensive income (loss):
Foreign currency translation	(48,733)	-	(48,733)	-
Comprehensive loss for the period	(1,967,510)	(4,443,467)	(11,449,627)	(6,829,714)

Net loss attributable to:
Shareholders	(730,336)	(4,443,467)	(6,959,995)	(6,829,714)
Non-controlling interest (note 14)	(1,188,441)	-	(4,440,899)	-
	(1,918,777)	(4,443,467)	(11,400,894)	(6,829,714)

Comprehensive loss attributable to:
Shareholders	(753,127)	(4,443,467)	(6,982,787)	(6,829,714)
Non-controlling interest (note 14)	(1,214,383)	-	(4,466,840)	-
	(1,967,510)	(4,443,467)	(11,449,627)	(6,829,714)

Basic and diluted loss per share attributable to shareholders	(0.03)	(0.24)	(0.27)	(0.38)
Basic and diluted weighted average number of shares outstanding (note 13e)	27,171,474	18,356,533	25,679,001	18,207,286

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Canadian Dollars) (Unaudited)

	Number of Shares	Share Capital and Shares Issuable ($)	Reserves ($)	Deficit ($)	Total Shareholders' Equity ($)	Non- controlling interest ($)	Total ($)

Balance January 1, 2021	18,051,883	197,612,182	24,852,022	(185,106,147)	37,358,057	-	37,358,057
Private placements, net of share issue costs (note 13)	2,700,000	7,331,633	-	-	7,331,633	-	7,331,633
Finders' warrants	-	(42,651)	42,651	-	-	-	-
Shares issued for property acquisition (note 13)	2,005,231	6,231,637	-	-	6,231,637	-	6,231,637
Exercise of stock options (note 13)	99,500	386,506	(179,682)	-	206,824	-	206,824
Exercise of warrants (note 13)	1,268,341	3,271,597	(9,600)	-	3,261,997	-	3,261,997
Warrants issued for property acquisition (note 13)	-	-	886,544	-	886,544	-	886,544
Flying Nickel FT shares and warrants, net of share issue cost (note 14)	-	-	-	-	-	1,284,757	1,284,757
Flying Nickel warrants issuable (note 14)	-	-	-	-	-	215,094	215,094
Share-based payments (note 13c)	-	-	743,312	-	743,312	-	743,312
Comprehensive loss	-	-	-	(6,829,714)	(6,829,714)	-	(6,829,714)
Balance, December 31, 2021	24,124,955	214,790,904	26,335,247	(191,935,861)	49,190,290	1,499,851	50,690,141

Private placements, net of share issue costs (note 13)	3,833,056	471,209	1,329,127	-	1,800,336	-	1,800,336
Exercise of warrants (note 13)	10,000	26,000	-	-	26,000	-	26,000
Bonus shares (note 13)	187,049	235,682	-	-	235,682	-	235,682
Share-based payments (note 13)	-	-	680,536	-	680,536	-	680,536
Shares issued to settle liability (note 13)	1,267,145	1,431,873	-	-	1,431,873	-	1,431,873
Recognition of NCI (note 14)	-	-	-	-	-	49,515,750	49,515,750
Changes in NCI ownership (note 14)	-	-	(16,255,237)	-	(16,255,237)	1,894,939	(14,360,298)
Comprehensive loss	-	-	(22,792)	(6,959,995)	(6,982,787)	(4,466,840)	(11,449,627)
Balance, December 31, 2022	29,422,205	216,955,668	12,066,881	(198,895,856)	30,126,693	48,443,700	78,570,393

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silver Elephant Mining Corp. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars) (Unaudited)

	Twelve Months Ended
	December 31, 2022 ($)	December 31, 2021 ($)
Operating Activities
Net loss for the period	(11,400,894)	(6,829,714)
Items not involving cash:
Loss on debt settlement	2,146,747	-
Share-based payments	2,178,891	583,801
Amortization and accretion	151,289	90,197
Finance expense	150,618	-
Unrealized foreign exchange loss	333,166	-
Share compensation for services	-	660,000
Impairment of royalty interests	932,843	-
Impairment of exploration and evaluation assets	-	1,278,817
Recovery of receivables	-	(50,906)
Loss on sale of marketable securities	-	220,821
Change in estimate on reclamation provision	-	1,274,339
	(5,507,340)	(2,772,645)
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(392,862)	56,249
Accounts payable and accrued liabilities	650,313	525,236
Cash used in operating activities	(5,249,889)	(2,191,160)

Investing Activities
Exploration and evaluation assets	(4,456,695)	(15,209,563)
Land	(3,724,577)	-
Buildings	(657,277)	-
Equipment	(604,757)	-
Sale of marketable securities	2,110,476	779,179
Purchase of marketable securities	-	(1,000,000)
Transfer to restricted cash	(57,500)	-
Cash used in investing activities	(7,390,330)	(15,430,384)

Financing Activities
Proceeds from share issuance, net of share issue costs	1,800,336	7,331,633
Cash from promissory note (note 12)	3,752,400	-
Cash from the Arrangement (note 3)	7,514,592	-
Proceeds from exercise of warrants	26,000	2,601,997
Proceeds from exercise of share purchase options	-	206,824
Flow-through shares, net of share issue costs	-	1,424,228
Subscription receipts, net of deferred transaction costs	-	6,565,752
Lease payments	-	(22,939)
Cash from financing activities	13,093,328	18,107,495
Effect of foreign exchange on cash	3,678	-
Increase in cash	456,787	485,951
Cash, beginning of period	579,508	7,608,149
Cash held in assets held for spin-out (note 3)	-	(7,514,592)
Cash, end of period	1,036,295	579,508

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

1. Description of Business and Nature of Operations

Silver Elephant Mining Corp. (the "Company", "Silver Elephant" or "ELEF") is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the "Common Shares") are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "ELEF" and on the Frankfurt Stock Exchange under the symbol "1P2N" and are quoted on the OTCQX under the symbol "SILEF". The Company maintains its registered and records office at Suite 1610 - 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

The Company is a mineral exploration stage company. The Company's projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the "Pulacayo Project"), the El Triunfo gold-silver-lead-zinc project in Bolivia ("the Triunfo Project"), the Gibellini vanadium property in Nevada, USA (the "Gibellini Project") and the Minago nickel property in Canada (the "Minago Project"). The Company also owns or holds 100% interests in each of the following projects: (a) the Titan vanadium-titanium-iron project located in Ontario, Canada, (b) the Ulaan Ovoo coal project located in Mongolia, and (c) the Chandgana Khavtgai and Tal coal projects, located in Mongolia; all of which have been fully impaired.

On January 14, 2022, the Company completed a strategic reorganization of the Company's business through a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia), dated November 8, 2021. Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis and each holder of common shares of the Company received in exchange for every 10 pre-consolidation common shares held: (i) one post-consolidation common share of the Company; (ii) one common share of Flying Nickel Mining Corp. ("Flying Nickel"); (iii) one common share of Nevada Vanadium Mining Corp. ("Nevada Vanadium"); and (iv) two common shares of Oracle Commodity Holding Inc. ("Oracle") (formerly Battery Metals  Royalties Corp. ("Battery Metals")).

These condensed interim consolidated financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As at December 31, 2022, the Company had a deficit of $198,895,856. The operations of the Company were primarily funded by the issuance of capital stock and proceeds from option and warrant exercises.

The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financings or generate profitable operations in the future. These material uncertainties may cast significant doubt on the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue its business.

2. Basis Of Presentation and Preparation

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the most recent annual financial statements for the year ending December 31, 2021. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue on February 13, 2023.

On December 30, 2022, the Company changed its financial year end from December 31 to March 31.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

2. Basis Of Presentation and Preparation - continued

Financial data for the three months ended December 31, 2022 has been calculated based on revised financial data for the interim period ended September 30, 2022 (the "Q3 2022 Revision"). The Q3 2022 Revision was primarily to: 1) reclassify a Loss from Sale of Marketable Securities of $14,957,624 to equity, in accordance with IFRS 10 - Consolidated Financial Statements; and 2) Recognize an additional foreign exchange loss of $490,614. Accordingly, net loss attributable to shareholders of the Company for the three and nine months ended September 30, 2022 was revised from $24,780,523 and $20,700,812 respectively, to $3,970,969 and $6,229,659 respectively. Basic and diluted loss per share attributable to shareholders of the Company for the three and nine months ended September 30, 2022 was revised from $0.77 and $0.72 respectively, to $0.15 and $0.25 respectively.

Changes in Accounting Standards

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

(b) Basis of consolidation and equity accounting

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are deconsolidated from the date that control ceases. All intercompany balances, transactions, income and expenses, and profits or losses are eliminated on consolidation.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Entity	Ownership

ASC Holdings Limited	100%
Illumina Silver Mining Corp.	100%
Red Hill Mongolia LLC	100%
Chandgana Coal LLC	100%
Apogee Minerals Bolivia SA	98%
Oracle Commodity Holding Corp.	39.7%
Flying Nickel Mining Corp	12.8%
Nevada Vanadium Mining Corp.	17.2%

3. Arrangement and Transfer of Assets

On January 14, 2022, pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel (iii) one common share of Nevada Vanadium and (iv) two common shares of Battery Metals.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

3. Arrangement and Transfer of Assets - continued

As a result of the Arrangement:

i. certain royalties held by the Company were transferred to Battery Metals in exchange for the issuance of 1,785,430 Battery Metals shares;

ii. the Minago Project was spun out, into Flying Nickel in exchange for the issuance of 50,000,000 Flying Nickel shares, and the assumption of certain liabilities related to the underlying assets;

iii. and the Gibellini Project was spun out, into Nevada Vanadium in exchange for the issuance of 50,000,000 Nevada Vanadium shares, and the assumption of certain liabilities related to the underlying assets; and

iv. Battery Metals purchased 22,953,991 of the outstanding shares of both Nevada Vanadium and Flying Nickel in exchange for the issuance of 78,214,570 Battery Metals shares to the Company.

In addition, as a result of the Arrangement, each of the Company's option and warrant holders as at January 14, 2022, (a "Holder") is entitled to receive, upon exercise of each such warrant and option ("January 14, 2022 Options and Warrants") at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the "Reserved Shares"); and one share of ELEF.

As at December 31, 2021, the following is a summary of the assets and liabilities held for spin-out:

	Flying Nickel ($)	Nevada Vanadium ($)	Total ($)

Current assets
Cash	7,514,181	411	7,514,592
Prepaid expenses	-	2,172	2,172
Equipment	-	65,490	65,490
Exploration and evaluation assets	16,452,656	16,017,567	32,470,223
	23,966,837	16,085,640	40,052,477

Current liabilities
Accounts payable and accrued liabilities	284,383	41,895	326,278
Flying Nickel FT share liability (note 10)	139,471	-	139,471
Flying Nickel subscriptions receipts, net	6,350,658	-	6,350,658
	6,774,512	41,895	6,816,407
Net assets	17,192,325	16,043,745	33,236,070

4. Receivables

	December 31, 2022 ($)	December 31, 2021 ($)

Goods and Services Tax receivable	224,193	79,036
Other	1,066	-
Total	225,259	79,036

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

5. Fish Creek Ranch

On April 6, 2022, Nevada Vanadium, of which the Company directly and indirectly owns 17.2%, acquired Fish Creek Ranch property located in Eureka County, Nevada USA for an aggregate purchase price of $5,291,641 (US$4,245,895). The Fish Creek Ranch is adjacent to the Gibellini Project, contains a part of the irrigation canal, and will provide support to the Gibellini Project in the form of water supply.

Nevada Vanadium obtained independent appraisals on land and buildings where land was valued at $4,277,540 (US$3,400,000) and buildings at $754,860 (US$600,000). An independent appraisal value of the machinery and equipment was estimated at $718,501 (US$571,100). Livestock was sold immediately after the acquisition for $326,355 (US$259,403). As a result, the total fair market value of acquired assets is $6,077,256 (US$4,830,503), which exceeds the total consideration paid of $5,291,641 (US$4,245,895).

The transaction was accounted for based on a "basket" purchase whereas the price is allocated based on relative fair value on individual assets. Using this approach, the assets were recorded as follows:

($)

Buildings and structures (US$527,385)	657,277
Land (US$2,988,517)	3,724,577
Machinery and equipment (US$501,983)	625,619
Livestock held for sale (US$228,010)	284,168
5,291,641

6. Equipment

The following table summarizes information regarding the Company's equipment as at December 31, 2022 and 2021:

	Computer Equipment ($)	Furniture and Equipment ($)	Vehicles ($)	Mining Equipment ($)	Fish Creek Equipment ($)	Total ($)

Cost
Balance, January 1, 2021 and December 31, 2021	101,928	277,911	201,178	13,137	-	594,154
Additions	-	-	28,952	11,340	629,955	670,247
Foreign exchange	-	(3,066)	3,425	-	-	359
Balance, December 31, 2022	101,928	274,845	233,555	24,477	629,955	1,264,760

Accumulated Amortization
Balance, January 1, 2021	(100,806)	(252,112)	(142,372)	(10,554)	-	(505,844)
Depreciation for the period	(1,122)	(13,716)	(29,854)	(2,583)	-	(47,275)
Balance, December 31, 2021	(101,928)	(265,828)	(172,226)	(13,137)	-	(553,119)
Depreciation for the period	-	(9,017)	(24,077)	(2,268)	(96,551)	(131,913)
Balance, December 31, 2022	(101,928)	(274,845)	(196,303)	(15,405)	(96,551)	(685,032)

Net book value, December 31, 2021	-	12,083	28,952	-	-	41,035
Net book value, December 31, 2022	-	-	37,252	9,072	533,404	579,728

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

7. Buildings and Structures

The continuity of buildings and structures relating to the Fish Creek Ranch are as follows:

Buildings and Structures ($)

Cost
Balance, January 1, 2021 and December 31, 2021	-
Additions	657,277
Balance, December 31, 2022	657,277

Accumulated Amortization
Balance, January 1, 2021 and December 31, 2021	-
Amortization for the period	(19,375)
Balance, December 31, 2022	(19,375)

Net book value, December 31, 2021	-
Net book value, December 31, 2022	637,902

8. Exploration and Evaluation Assets

	Pulacayo - Bolivia ($)	Gibellini - USA ($)	Sunawayo - Bolivia ($)	Triunfo - Bolivia ($)	Minago - Canada ($)	Total ($)

Balance, January 1, 2021	17,539,760	13,290,081	513,088	463,665	-	31,806,594
Acquisition costs	-	-	-	-	16,011,151	16,011,151
Licenses, tax and permits	5,200	390,098	-	-	54,276	449,574
Geological and consulting	2,532,970	1,547,810	765,728	209,260	334,648	5,390,416
Personnel, camp and general	384,021	789,578	-	-	52,580	1,226,179
Impairment	-	-	(1,278,816)	-	-	(1,278,816)
Transfer to assets held for spin-out (note 3)	-	(16,017,567)	-	-	(16,452,655)	(32,470,222)
Balance, December 31, 2021	20,461,951	-	-	672,925	-	21,134,876

Assets from completion of the Arrangement (note 14)	-	19,959,437	-	-	35,119,073	55,078,510
Licenses, tax and permits	-	357,135	-	68,935	213,133	639,203
Geological and consulting	749,407	666,157	-	387,039	605,946	2,408,549
Royalties	-	272,941	-	-	-	272,941
Personnel, camp and general	396,563	-	-	66,422	2,200,682	2,663,667
Foreign exchange	(799,432)	-	-	73,591	-	(725,841)
Balance, December 31, 2022	20,808,489	21,255,670	-	1,268,912	38,138,834	81,471,905

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

8. Exploration and Evaluation Assets - continued

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Pursuant to the Pulacayo MPC, ASC Bolivia LDC Sucursal Bolivia ("ASC"), a subsidiary of the Company, will pay monthly rent of $1,355 (US$1,000) to COMIBOL and $2,033 (US$1,500) monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

Sunawayo Project, Bolivia

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the "Sunawayo SPA") with a private party (the "Sunawayo Vendor") to acquire the Sunawayo silver-lead mining project (the "Sunawayo Project"). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of $8,509,150 (US$6,500,000), which payment consists of $392,730 (US$300,000) paid on execution of the Sunawayo SPA, with the remaining $8,116,420 (US$6,200,000) to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

During the year ended December 31, 2021, the Company suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Sunawayo Vendor) with authorities. The Company has notified the Sunawayo Vendor of their breach of certain disclosure representations in the Sunawayo SPA. To date, the Company has made one payment totaling $392,730 (US$300,000) and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo. As such, the Company impaired the carrying value of the Sunawayo Project to $nil in 2021.

The Sunawayo Project remains impaired with a value of $nil as at December 31, 2022 (December 31, 2021 - $nil).

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

8. Exploration and Evaluation Assets - continued

Triunfo Project, Bolivia

On July 13, 2020, the Company announced that it had entered into an agreement (the "Triunfo Agreement") with a private party (the "Triunfo Vendor") for the right to conduct mining exploration activities (the "Exploration Right") within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the "Triunfo Project") and the right, at the Company's election, to purchase the Triunfo Project for $1,355,000 (US$1,000,000) (the "Purchase Right") and together with the Exploration Right, the "Triunfo Rights").  The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree.  To secure the Triunfo Rights, the Company paid the Triunfo Vendor $135,750 (US$100,000) upon execution of the Triunfo Agreement.  Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor $67,750 (US$50,000) on June 15 of each year to maintain the Triunfo Rights.  The Company may elect to terminate the Triunfo Agreement at any time.  If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the "Residual Interest").

If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

  the Residual Interest may be extinguished for $406,500 (US$300,000);
  the Residual Interest may be reduced by 4% for $338,750 (US$250,000);
  the Residual Interest may be reduced by 3% for $271,000 (US$200,000);
  the Residual Interest may be reduced by 2% for $203,250 (US$150,000); or
  the Residual Interest may be reduced by 1% for $135,500 (US$100,000).

Minago Project, Canada

The Minago nickel property (the "Minago Project") is located in northern Manitoba, Canada within the southern part of the Thompson Nickel Belt.

On February 10, 2021, the Company acquired the Minago Project from Victory Nickel Inc. ("Victory Nickel") by way of an Asset Purchase Agreement (the "VN APA").

On January 14, 2022, pursuant to the Arrangement, Flying Nickel issued 50,000,000 common shares in consideration for the Minago Project and the assumption of certain liabilities related to the underlying assets. The fair value of the shares issued for the Minago Project was $35,000,000, and determined based on Flying Nickel's private placement, pursuant to which 10,094,033 common shares were issued with a fair value of $0.70 per share.

On April 8, 2022, the Company issued 1,267,145 shares to Victory Nickel to settle a liability under the VN APA, with a fair value of $1,431,873 and included in loss on debt settlement.

Minago royalty

On January 14, 2022, under the terms of the Arrangement and pursuant to the royalty agreement between Flying Nickel and ELEF dated August 25, 2021 ("Minago Royalty Agreement"), Flying Nickel has granted and agreed to pay, among other things, in each fiscal quarter where the average price per pound of nickel as reported on the Nominated Metals Exchange or Substitute Metals Exchange (in each case as defined in the Minago Royalty Agreement) in the event such pricing is not reported on the Nominated Metals Exchange exceeds $20.33 (US$15.00), a royalty equal to two per cent (2%) of returns in respect of all mineral products produced from certain mineral claims and leases in Manitoba, Canada which comprise Flying Nickel's Minago nickel property after the commencement of commercial production. Each royalty payment will be provisional and subject to adjustment in accordance with the Minago Royalty Agreement.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

8. Exploration and Evaluation Assets - continued

Glencore Net smelter royalty

The Minago property claims are subject to a net smelter return ("NSR") royalty interest (the "Glencore Royalty") retained by Glencore Canada Corporation ("Glencore"). The Glencore Royalty in respect of nickel, shall for any calendar quarter be: (i) 2% NSR royalty when the London Metals Exchange 3-month nickel price is equal to or greater than $17,924 (US$13,227.74) per tonne in that quarter; and (ii) a 1% NSR when the London Metals Exchange 3-month nickel price is less than $$17,924 (US$13,227.74) per tonne in that quarter. The Glencore Royalty in respect of other minerals, metals and concentrates, shall be a 2% NSR. In the event that the Glencore Royalty consists of a 2% NSR royalty, Flying Nickel may purchase a portion of the royalty interest which represents in the aggregate no more than 1% of the royalty interest for $1,000,000. The Glencore Royalty interest shall never be less than a 1% NSR.

Gibellini Project, USA

The Gibellini vanadium project (the "Gibellini Project") is comprised of the Gibellini, Bisoni and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA.

On January 14, 2022, pursuant to the Arrangement, Nevada Vanadium issued 50,000,000 common shares in consideration for Gibellini Vanadium mineral property assets and the assumption of certain liabilities related to the underlying assets. The fair value of the shares issued for the Gibellini project and related assets and liabilities was $20,000,000, as determined based on Nevada Vanadium's private placement, pursuant to which 2,982,500 common shares were issued with a fair value of $0.40 per share.

Gibellini Group

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the "Gibellini Lessor"). Under the Gibellini mineral lease agreement (the "Gibellini MLA"), the company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed $162,600 (US$120,000) per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the "Gibellini NSR Payments") until a total of $4,065,002 (US$3 million) is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as "Production Royalty Payments"). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company's option. On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the "Transferred Claims") to the Company in exchange for $1,355,000 (US$1,000,000), which will be deemed an Advance Royalty Payment (the "Transfer Payment").

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

8. Exploration and Evaluation Assets - continued

Bisoni Group

On September 18, 2020, the company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the "Bisoni APA") dated August 18, 2020, with Cellcube Energy Storage Systems Inc. ("Cellcube"). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the "Bisoni APA Shares") and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds $16.26 (US$12.00) a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

Louie Hill Net Smelter

The Gibellini property is subject to a net smelter return royalty interest retained by the former Louie Hill Lessors. The royalty agreement provides Nevada Vanadium to pay the following royalties to the former Louie Hill Lessors as an advance royalty: (i) $101,625 (US$75,000) upon Nevada Vanadium achieving Commercial Production (as defined in the Royalty Agreement) at the Gibellini Project; (ii) $67,750 (US$50,000) upon the Nevada Vanadium selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018, and the anniversary date of each year thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the "Metal Bulletin") or another reliable and reputable industry source as agreed by the parties, remains below $9.49 (US$7.00) per pound during the preceding 12 months, $16,938 (US$12,500); or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above $9.49(US$7.00) per pound during the preceding 12 months, $2,710 (US$2,000) x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of $37,940 (US$28,000). Further, Nevada Vanadium will pay to the former Louie Hill Lessors a 2.5% net smelter return royalty (the "Louie Hill NSR") payable on vanadium pentoxide produced from the area of the former Louie Hill Claims contained within the current Louie Hill Claims. Nevada Vanadium may purchase three-fifths of the Louie Hill NSR at any time for $1,355,001 (US$1,000,000), leaving the total Louie Hill NSR payable by Nevada Vanadium at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of Commercial Production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as Nevada Vanadium, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

9. Royalty Interests

($)

Balance, January 1, 2021 and December 31, 2021	-
Royalty interest transferred under Arrangement	624,901
Royalty interest amendment	307,942
Less: Impairment	(932,843)
Balance, December 31, 2022	-

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

9. Royalty Interests - continued

On January 14, 2022, under the terms of the Arrangement, Oracle acquired five mineral property net smelter royalty agreements ("Transferred Royalties") pursuant to a purchase and sale agreement entered into between Oracle and the Company (the "Royalty Transfer Agreement"). The Royalty Transfer Agreement provided for the purchase of the Transferred Royalties by the Company for total consideration of 1,785,430 common shares with a fair value of $624,901. On May 18, 2022 the agreement was amended to increase the royalty in exchange for 990,485 common shares of Flying Nickel held by Oracle to ELEF.

During the period ended December 31, 2022, the Company assessed whether there were indicators of potential impairment of the royalty interests. Due to the absence of technical reports confirming the proven and probable reserves of the mineral products and the uncertainty of the development and commencement of commercial production, the Company determined there is an indication of impairment and recognized an impairment loss of $932,843.

The Transferred Royalties are comprised of the following:

(a) Ilumina Royalty Agreement

Oracle will receive a two per cent (2%) royalty on all mineral products produced from certain mineral leases in Bolivia if the average price per ounce of silver exceeds $40.65 (US$30.00).

(b) Minago Royalty Agreement

Oracle will receive a two per cent (2%) royalty on all mineral products produced from certain mineral claims and leases in Manitoba after the commencement of commercial production if the average price per pound of nickel exceeds $20.33 (US$15.00).

(c) Nevada Vanadium Royalty Agreement

Oracle will receive a two per cent (2%) royalty on all mineral products produced from certain mineral claims and/or leases in Nevada, United States of America after the commencement of commercial production if the average V205 Vanadium Pentoxide Flake 98% price per pound exceeds $16.26 (US$12.00).

(d) Titan Royalty Agreement

Oracle will receive a two per cent (2%) royalty on all mineral products produced from certain mineral claims and leases in Manitoba after the commencement of commercial production if the V205 Vanadium Pentoxide Flake 98% price per pound exceeds $16.26 (US$12.00).

(e) Asia Mining Royalty Agreement

Oracle will receive a two per cent (2%) royalty on all mineral products produced from certain mineral claims, other than coal produced from the Ulaan Ovoo Property in Mongolia after the commencement of commercial production and $2.71 (US$2.00) per tonne of coal extracted from the royalty area.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

10. Premium on Flow-Through Shares

During the period ended December 31, 2021, Flying Nickel recognized a deferred premium of flow-through shares of $139,471, of which $7,247 was settled, with a remaining balance of $132,224.

A continuity of the premium on flow-through shares is as follows:

($)

Balance, January 1, 2021	-
Liability assumed under the plan of Arrangement	132,224
Balance, December 31, 2021	132,224
Settlement on expenditures made recorded as other income	(132,224)
Balance, December 31, 2022	-

11. Accounts Payable and Accrued Liabilities

	December 31, 2022 ($)	December 31, 2021 ($)

Trade accounts payable	3,434,730	2,460,953
Accrued liabilities	44,000	41,186
	3,478,730	2,502,139

12. Promissory Note

On April 6, 2022, Nevada Vanadium borrowed $3,752,400 (US$3,000,000) through a promissory note (the "CVB Loan") with Cache Valley Bank. The CVB Loan has a five-year term, due April 6, 2027, and bears simple interest at 5.5% per annum. The note and the interest will be paid in installments as follows:

($)

April 6, 2023 (US$ 251,045)	340,266
April 6, 2024 (US$ 251,045)	340,266
April 6, 2025 (US$ 251,045)	340,266
April 6, 2026 (US$ 251,045)	340,266
April 6, 2027 (US$ 2,770,851)	3,755,611
5,116,675

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

12. Promissory Note - continued

The CVB Loan is accounted for using the effective interest rate method, utilizing an implied interest rate of 5.27%. The continuity of the CVB Loan is as follows:

($)

Initial recognition of CVB Loan	3,752,400
Finance expense	150,618
Foreign exchange	151,591
4,054,609

As at December 31, 2022, the carrying value of the CVB Loan is as follows:

($)

Current portion of CVB Loan	340,262
Non-current portion of CVB Loan	3,714,347
4,054,609

During the three and twelve months ended December 31, 2022 the Company accrued finance expense of $52,564 and $150,618 respectively (December 31, 2021 - $nil and $nil, respectively) related to the CVB Loan.

13. Share Capital

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares. At December 31, 2022, the Company had 29,422,205 (December 31, 2021 - 24,124,955) Common Shares issued and outstanding.

On January 14, 2022, the Company's share capital was consolidated on the basis of one (1) new share for each ten (10) old shares. All common share, warrant, option and per share amounts have been retroactively adjusted.

(b) Equity issuances

During the twelve months ended December 31, 2022

On December 9, 2022, the Company closed the final tranche of its December 2022 private placement for gross proceeds of $13,500. An aggregate of 30,000 Units were issued. Each Unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 36 months from the closing date. In connection with the final tranche of the December 2022 private placement, the Company paid $945 in cash as finders' fees.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

13. Share Capital - continued

On December 5, 2022, the Company closed the first tranche of its December 2022 private placement for gross proceeds of $1,384,499. An aggregate of 3,076,666 Units were issued. Each Unit consists of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 36 months from the closing date. In connection with the first tranche of the December 2022 private placement, the Company issued 75,600 Units and paid $4,620 in cash as Finders' Fees.

On August 24, 2022, the Company closed a non-brokered private placement through the issuance of 640,000 units at a price of $0.50 for gross proceeds of $320,000. Each unit consists of one common share of the Company and one-half share purchase warrant with each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.65 per share for 36 months. In connection with the closing, the Company issued 10,800 Units as finder's fees.

On April 8, 2022, the Company issued 1,267,145 shares to settle liability related to the Minago Project (note 8). The fair value of the shares issued was $1,431,873.

On March 16, 2022, the Company issued 187,049 bonus shares with a fair value of $1.26 per common hare to the company's directors, officers, employees, and consultants valued at $235,682.

A total of 10,000 share purchase warrants with an exercise price of $2.60 were exercised for total proceeds of $26,000.

During the year ended December 31, 2021

On February 5, 2021, the Company closed its non-brokered private placement (the "February 2021 Placement") through the issuance of 1,000,000 common shares at a price of $3.75 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder's fees.

On November 15, 2021, the Company closed its non-brokered private placement (the "November 2021 Placement") offering of 1,700,000 Shares at a price per Common Share of $2.20 for aggregate gross proceeds of $3,740,000. In connection with the November 2021 Placement, the Company paid $84,492 in cash and issued 35,405 common share purchase warrants ("Finder's Warrants") to certain finders as finder's fees. Each Finder's Warrant is exercisable to acquire one share at a price of $2.60 until September 22, 2022 (21,305 Finder's Warrants) and October 21, 2022 (14,100 Finder's Warrants).

During the year ended December 31, 2021, the Company issued an aggregate of 2,005,231 shares, with a fair value of $6,231,637, to Victory Nickel under the VN APA.

During the year ended December 31, 2021, 1,268,341 common share purchase warrants were exercised for total proceeds of $2,601,997 and settlement of outstanding payables for services of $660,000.

 During the year ended December 31, 2021, 99,500 stock options were exercised for total proceeds of $206,824.

(c) Share-based compensation plan

The Company has a 10% rolling equity-based compensation plan in place, as approved by the Company's shareholders on September 10, 2021 (the "2021 Plan"). Under the 2021 Plan the Company may grant stock options, bonus shares or stock appreciation rights. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the 2021 Plan will be issued under, and governed by, the terms and conditions of the 2021 Plan. The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

13. Share Capital - continued

The continuity of the Company's share options is as follows:

	Number of Options	Weighted Average Exercise Price ($)

Balance, January 1, 2021	1,027,250	3.10
Granted	680,000	2.60
Expired	(5,000)	2.00
Cancelled	(25,000)	2.60
Exercised	(99,500)	2.10
Balance, December 31, 2021	1,577,750	3.00
Granted	1,805,000	0.55
Expired	(227,000)	3.81
Cancelled	(486,500)	1.88
Balance, December 31, 2022	2,669, 250	1.46

The following table summarizes the stock options outstanding as at December 31, 2022.

	Options Outstanding		Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Number of Options Exercisable	Weighted Average Remaining Contractual Life (Years)

0.43	310,000	4.99	12,917	4.99
0.57	1,260,000	4.65	262,500	4.65
0.61	15,000	4.42	4,375	4.42
2.00	134,875	1.58	134,875	1.58
2.20	176,875	2.34	176,875	2.34
2.60	495,000	3.73	309,375	3.73
2.80	57,750	0.26	57,750	0.26
3.30	56,000	0.79	56,000	0.79
3.70	15,000	3.40	11,250	3.40
4.40	100,000	1.84	100,000	1.84
5.00	48,750	2.63	48,750	2.63
0.43 - 5.00	2,669,250	3.89	1,174,667	2.98

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

13. Share Capital - continued

The fair value of each share option is estimated on the date of grant using the Black-Scholes Option Pricing Model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatility of the Company's shares, and other factors. The expected term of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free rate of periods within the contractual life of the share option is based on the Canadian government bond rate. Assumptions used for share options granted during fiscal 2022 and 2021 is as follows:

Grant Date	Number of Share Options	Expected Price Volatility	Risk Free Interest Rate	Expected Life (Years)	Expected Dividend Yield	Fair Value Per Option ($)	Total Fair Value ($)

December 28, 2022	310,000	108%	4.03%	5.0	-	0.32	99,200
August 25,2022	1,260,000	107%	3.52%	5.0	-	0.50	630,000
June 1, 2022	235,000	105%	2.74%	5.0	-	0.46	108,100
September 22, 2021	650,000	106%	1.46%	5.0	-	1.95	1,267,500
May 24, 2021	30,000	130%	1.12%	5.0	-	3.09	92,736

During the three months and twelve months ended December 31, 2022, the Company recorded share based payments expense of $659,797 (2021 - $243,328) and $2,178,891 (2021 - $583,801) respectively.

(d) Warrants

The continuity of the Company's warrants is as follows:

	Number of warrants	Weighted average exercise price ($)

Balance, January 1, 2021	2,657,107	2.30
Issued	335,405	4.50
Expired	(254,691)	2.60
Exercised	(1,268,341)	2.60
Balance, December 31, 2021	1,469,480	2.50
Issued	3,507,666	0.56
Expired	(199,480)	2.60
Exercised	(10,00)	2.60
Balance, December 31, 2022	4,767,666	1.03

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

13. Share Capital - continued

As of December 31, 2022, the following warrants were outstanding:

Expiry Date	Remaining Life (Years)	Number of Warrants	Exercise Price ($)

May 1, 2023	0.33	463,800	0.16
May 20, 2023	0.38	496,200	0.17
February 8, 2023	0.11	300,000	0.30
August 25, 2025	2.65	325,400	0.04
December 5, 2025	2.93	3,102,266	0.36
December 7, 2025	2.94	50,000	0.01
December 9, 2025	2.94	30,000	0.00
	2.22	4,767,666	1.03

(e) Loss per Share

	Three Months Ended		Twelve Months Ended
	December 31, 2022 ($)	December 31, 2021 ($)	December 31, 2022 ($)	December 31, 2021 ($)

Basic loss per share	(0.03)	(0.24)	(0.27)	(0.38)
Diluted loss per share	(0.03)	(0.24)	(0.27)	(0.38)

Net loss attributable to shareholders for the period	(730,336)	(4,443,467)	(6,959,995)	(6,829,714)

	Three Months Ended		Twelve Months Ended
	December 31, 2022 ($)	December 31, 2021 ($)	December 31, 2022 ($)	December 31, 2021 ($)

Shares outstanding, beginning of period	26,239,939	18,263,380	24,124,945	18,051,881
Effect of:
private placement share issuances	931,535	93,153	464,806	46,481
shares issued to settle liability	-	-	930,397	93,039
bonus shares	-	-	149,127	14,912
warrant exercises	-	-	9,726	973
Basic weighted average number of shares outstanding	27,171,474	18,356,533	25,679,001	18,207,286
Effect of dilutive share options	-		-	-
Effect of dilutive warrants	-		-	-
Diluted weighted average number of shares outstanding	27,171,474	18,356,533	25,679,001	18,207,286

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

13. Share Capital - continued

As at December 31, 2022, there were 2,669,250 (December 31, 2021 - 1,557,750) share options and 4,767,666 (December 31, 2021 - 1,469,480) warrants that were potentially dilutive but not included in the diluted loss per share calculation as the effect would be anti-dilutive.

14. Non-Controlling Interest

The following table presents information for non-controlling interest in the Company's subsidiaries Flying Nickel, Nevada Vanadium and Oracle at December 31, 2022:

	Flying Nickel ($)	Nevada Vanadium ($)	Oracle ($)	Total ($)

Assets
Current	2,449,389	53,607	88,591	2,591,587
Non-current	38,138,834	26,197,877	11,852,815	76,189,526
	40,588,223	26,251,484	11,941,406	78,781,113

Liabilities
Current	(500,540)	(2,449,226)	(387,243)	(3,337,009)
Non-current	-	(3,714,347)	-	(3,714,347)
	(500,540)	(6,163,573)	(387,243)	(7,051,356)

Net assets	40,087,683	20,087,911	11,554,163	71,729,757

The following table presents the loss and comprehensive loss attributable to non-controlling interests:

	Flying Nickel ($)	Nevada Vanadium ($)	Oracle ($)	Total ($)

Non-controlling interest, January 1, 2021	-	-	-	-
Flying Nickel FT shares and warrants	1,284,757	-	-	1,284,757
Flying Nickel warrants issuable	215,094	-	-	215,094
Non-controlling interest, December 31, 2021	1,499,851	-	-	1,499,851

Non-controlling interest, recognition	23,860,555	10,238,348	15,416,847	49,515,750
Change in ownership	1,894,939	-	-	1,894,939
Net loss	(2,119,269)	(732,404)	(1,589,226)	(4,440,899)
Other comprehensive loss	-	(25,941)	-	(25,941)
Non-controlling interest, December 31, 2022	25,136,076	9,480,003	13,827,621	48,443,700

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

14. Non-Controlling Interest - continued

On October 6, 2022, Nevada Vanadium and Flying Nickel entered into an arrangement agreement pursuant to which Flying Nickel proposes to acquire all of the issued and outstanding common shares of Nevada Vanadium by way of a court-approved plan of arrangement (the "Merger Transaction").

Under the terms of the agreement, the Nevada Vanadium shareholders will receive one (1) (the "Exchange Ratio") Flying Nickel common share (a "Flying Nickel Share") for each Nevada Vanadium Share held immediately prior to the effective time of the Merger Transaction, representing the equivalent of $0.155 per Nevada Vanadium Share, based on the closing price of Flying Nickel Shares on the TSX Venture Exchange on August 19, 2022. All convertible securities of Nevada Vanadium outstanding immediately prior to the effective time of the Transaction will be exchanged for securities of Flying Nickel bearing substantially the same terms as the securities replaced based on the Exchange Ratio.

As at December 31, 2022 Flying Nickel had 62,086,470 shares outstanding, and Nevada Vanadium had 53,032,500 shares outstanding. Upon completion of the Transaction, the combined company (the "Resulting Issuer") will be owned approximately 54% by Flying Nickel shareholders and 46% by Nevada Vanadium shareholders. The Resulting Issuer is expected to continue to be listed on the TSXV as a mining issuer.

15. Segmented Information

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties.  Assets by geographical area are as follows:

	December 31,	December 31,
	2022	2021
	($)	($)

Current assets
Canada	1,459,305	24,711,854
USA	53,607	16,088,223
Mongolia	118,343	2,082
Bolivia	4,096	12,793
	1,635,351	40,814,952
Non-current assets
Canada	38,230,834	39,611
USA	26,197,877	-
Mongolia	-	28,446
Bolivia	22,077,401	21,163,409
	86,506,112	21,231,466

Total assets
Canada	39,690,139	24,751,465
USA	26,251,484	16,088,223
Mongolia	118,343	30,528
Bolivia	22,081,497	21,176,202
	88,141,463	62,046,418

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

16. Capital Management

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of exploration and evaluation assets.  The Board of Directors does not establish quantitative returns on capital criteria for management.  In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors.  The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the period ended December 31, 2022.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

17. Fair Value Measurements and Financial Instruments

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At December 31, 2022, there were no financial assets measured and recognized in the statement of position that would be categorized as Level 2 or Level 3 in the fair value hierarchy above.

The fair value of the Company's financial instruments including cash, receivables, and accounts payable approximates their carrying value due to the immediate or short-term maturity of these financial instruments. Restricted cash is readily convertible into cash, and therefore its carrying value approximates fair value. The Company does not offset financial assets with financial liabilities.  There were no transfers between Level 1, 2 and 3 for the period ended December 31, 2022.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

17. Fair Value Measurements and Financial Instruments - continued

Financial Instrument	Measurement Method	Associated Risks	Fair value at December 31, 2022 ($)	Fair value at December 31, 2021 ($)

Cash	FVTPL[1](Level 1)	Credit and currency	1,036,295	579,508
Receivables	Amortized cost	Credit and concentration	225,259	79,036
Accounts payable	Amortized cost	Currency	(3,478,730)	(2,502,139)
Promissory Note	Amortized cost	Currency	(4,054,609)	-
			(6,271,785)	(1,843,595)

 1 Fair-value through profit or loss

18. Financial Risk Management

The Company's financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments at December 31, 2022 are summarized below. The Board of Directors periodically reviews with management the principal risks affecting the Company and the systems that have been put in place to manage these risks.

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due.  The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements.  As at December 31, 2022, the Company had a cash balance of $1,036,295 (December 31, 2021 - $579,508).  As at December 31, 2022 the Company had accounts payable and accrued liabilities of $3,478,730 (December 31, 2021 - $2,502,139). Liquidity risk is assessed as very high.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated with cash and cash equivalents, restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2022. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

18. Financial Risk Management - continued

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has foreign exploration and development projects in the USA, Mongolia and Bolivia and undertakes transactions in various foreign currencies.  The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its reporting currency, the Canadian dollar.

(iii) Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

Sensitivity Analysis

A 1% change in interest rates does not have a material effect on the Company's profit or loss and equity.

The Company has certain cash balances, receivables, accounts payables and the CVB Loan denominated in either the US Dollar, Mongolian Tugrik or Bolivian Boliviano (the "Foreign Currencies"), currencies other than the functional currency of Company. The Company estimates that a +/-10% change in the value of the Canadian dollar relative to Foreign Currencies would have a corresponding effect of approximately $3,600,000 to profit or loss.

19. Related Party Transactions

During the twelve months ended December 31, 2022, the Company had related party transactions with key management personnel in providing management and consulting services to the Company. Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive and non-executive directors.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

19. Related Party Transactions - continued

A summary of related party transactions is as follows:

	Three Months Ended		Twelve Months Ended
	December 31, 2022 ($)	December 31, 2021 ($)	December 31, 2022 ($)	December 31, 2021 ($)

Management fees to Linx Partners Ltd., a company controlled by John Lee, Director, CEO and Executive Chairman of the Company	105,000	105,000	420,000	420,000
Consulting fees paid to John Lee	30,000	10,000	120,000	10,000
Directors' fees	151,185	21,000	285,667	119,801
Salaries and benefits paid to key management of the Company	129,052	103,483	477,315	212,383
Share based payments - John Lee	84,013	-	282,904	54,844
Share based payments - directors	41,775	-	138,107	28,031
Share based payments - key management of the Company	14,489	-	29,473	20,421
	555,514	239,483	1,753,466	865,480

As at December 31, 2022 and 2021 the Company had balances due to related parties as follows:

	December 31, 2022 ($)	December 31, 2021 ($)

Consulting fees payable to John Lee	-	(10,000)
Directors' fees payable	(236,867)	(19,613)
	(236,867)	(19,613)

20. Contingencies

The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated.

As a result of the Arrangement, each of the Company's option and warrant holders as at January 14, 2022, (a "Holder") is entitled to receive, upon exercise of each such warrant and option ("January 14, 2022 Options and Warrants") at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the "Reserved Shares"); and one share of ELEF.

As at January 14, 2022, the Company had a total of 11,644,256 (Flying Nickel - 2,911,064, Nevada Vanadium - 2,911,064, and Battery Metals - 5,822,128) Reserved Shares (note 3). The Company entered into agreements with certain Holders pursuant to which the Company can sell some or all the Reserved Shares held by the Company on behalf of the Holders. Any Reserved Shares held in-trust, but not delivered, due to the expiry of unexercised January 14, 2022 Options and Warrants shall be returned to the Company, of which none have been returned to date. As of December 31, 2022, Management is unable to assess the likely results and potential liabilities related to the Reserved Shares.

Silver Elephant Mining Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Twelve Months Ended December 31, 2022 (Expressed in Canadian Dollars) (Unaudited)

21. Subsequent Events

On January 26, 2023, Flying Nickel announced that it proposes to undertake a non-brokered private placement (the "FN Placement") of up to 5 million units of the Flying Nickel (the "FN Units") at a price of $0.16 per FN Unit to raise aggregate gross proceeds of up to $800,000. Each FN Unit will consist of one common share of the Flying Nickel and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Flying Nickel at a price of $0.20 per share for three years.

On January 26, 2023, Nevada Vanadium announced that it proposes to undertake a non-brokered private placement (the "NV Placement") of up to 2 million units of Nevada Vanadium (the "NV Units") at a price of $0.14 per NV Unit to raise aggregate gross proceeds of up to $280,000. Each NV Unit will consist of one common share of Nevada Vanadium and one share purchase warrant with each warrant entitling the holder to purchase one additional share of Nevada Vanadium at a price of $0.18 per share for 3 years.

On February 1, 2023, Flying Nickel announced that it proposes to reprice: (i) an aggregate of 5,047,016 outstanding common share purchase warrants of Flying Nickel (the "FN Warrants") issued pursuant to a warrant indenture dated November 29, 2021 between Flying Nickel and Computershare Trust Company of Canada, as warrant agent (the "Warrant Indenture") (the "Warrant Repricing"); and (ii) an aggregate of 3,960,000 incentive stock options of Flying Nickel (the "Options") (the "Option Repricing").

On February 1, 2023, the Company announced that it plans to extend, in the aggregate, the term of 960,000 outstanding warrants by an additional two years. In May 2020, the Company conducted a private placement whereby it issued 1,520,000 share purchase warrants (the "May 2020 Warrants") exercisable at a price of $1.60 per share (on a post-consolidated basis) with a three year term, of which 463,800 warrants are due to expire on May 1, 2023 and 496,200 are due to expire on May 20, 2023. The remaining 560,000 warrants from the May 2020 Warrants have already been exercised prior to the date of this news release. No insiders of the Company hold any of these warrants and the extension of these warrants are subject to the approval of the Toronto Stock Exchange.